Shinhan Financial Group 2007 1Q Earnings Conference

Shinhan Financial Group will be holding its 2007 First Quarter Earnings Conference on Friday, May 4, 2007. The conference will be web-cast live on our website www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Conference are as follows:

- - - -	Agenda: 2007 1Q Earnings Release and Q&A Session Date: May 4, 2007 (Fri) Time: 16:00 (Seoul Time) Format: Live Web-Cast and Conference Call

•	Language: Korean and English. (Simultaneous translations will be available for the English-speaking participants)

•	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3001

From Korea, please dial: 031-810-3001

Pass Code: 9505

To raise a question, please press: 14 (numbers 1 and 4)

To delete question, please press: 15 (numbers 1 and 5)

•	To listen to a recording of the Conference Call:

From Overseas, please dial: 82-31-810-3100

From Korea, please dial: 031-810-3100

Pass Code: 95497 #

•	Button Instructions

Instructions	DTMF Code

1 min F.F.	1

5 mins F.F.	7

1 min REW	3

5 mins REW	9

Pause	5 ( To cancel pause, press 5)

Our 2007 1Q Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.